SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement of Dividend Forecast for the Fiscal Year Ending March 31, 2015”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 29, 2015	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

Announcement of Dividend Forecast for the Fiscal Year Ending March 31, 2015

TOKYO, Japan - January 29, 2015 – ORIX Corporation (the “Company”), a leading integrated financial services group, announced that a resolution has been formally reached at the meeting of the Board of Directors held today with regards to the dividend forecast based on the retained earnings on the record date of March 31, 2015.

1.	Dividend Forecast Details

Dividend Per Share
	Interim	Fiscal year end	Annual Total
Previous forecast		—	—
Revised forecast		33 yen	33 yen
Actual result for FY2014.3		23 yen	23 yen

2.	Reason for announcing dividend forecast

Regarding the dividend forecast for this fiscal year, considering factors including recent solid financial results, we have determined the dividend forecast at the level reflecting a dividend payout ratio of 20%. Nevertheless, we continue to place great importance on the balance between actively securing investment opportunities to contribute to the Company’s future profits growth and profit distribution through dividends.

3.	Dividend forecast from next fiscal year

In line with profits growth, as we continue to pursue higher transparency in our stable and sustainable delivery of dividend, we will announce the dividend forecast for the fiscal year ended March 2016 upon the resolution is formally reached at the meeting of the Board of Directors to be held during early May this year. In addition, in response to the desires for interim dividend which we have received from mostly individual investors, we have decided to implement interim dividend starting from the next fiscal year (dividend calculation based on the retained earnings recorded on September 30, 2015).

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2013 – March 31, 2014.”